UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, April 17, 2015

Material Decisions of the Shareholders’ Meeting

The Company hereby informs that at the Shareholders General Meeting of the Company held today in the city of Bogotá, Colombia, the shareholders present at the meeting unanimously approved the following proposal for earnings distributions for the period from January 1, 2014 to December 31, 2014:

•	Distribution to preferred stockholders (including ADS holders) of a dividend amounting to USD$0.06691 per share to be paid in Colombian pesos at the exchange rate Tasa Representativa del Mercado TRM in effect as of the previous business day of payment.

•	Distribution to ordinary stockholders of an ordinary dividend amounting to USD$0.06691 per share.

Declared distributions will be paid in a single payment no later than October 31, 2015.

Relevant Decisions of the Shareholders’ Meeting

The Company hereby informs that at the Shareholders General Meeting of the Company held in the city of Bogotá, Colombia, the shareholders present at the meeting unanimously approved the appointment of the following Board for the period from March 2015 to March 2016.

German Efromovich

José Efromovich

Alexander Bialer

Raul Campos

Roberto Kriete

Independent Directors

Alvaro Jaramillo

Mónica Aparicio

Juan Guillermo Serna

Ramiro Valencia

Isaac Yanovich

Oscar Morales

For any further information, please contact:

Investor Relations Officer

Andres Felipe Ruiz

+ 571 5877700

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs